SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*
Under the Securities Exchange Act of 1934

North American Energy Partners Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

656844107

(CUSIP Number)

John D. Hawkins
The Sterling Group, L.P.
Nine Greenway Plaza
Suite 2400
Houston, Texas 77046
(713) 341-5750

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of
§§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ❑.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 656844107	Page 2 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Sterling Group Partners I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 656844107	Page 3 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Sterling Group Partners I GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 656844107	Page 4 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS F.J. Hevrdejs, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 656844107	Page 5 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS W.C. Oehmig, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 656844107	Page 6 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS T.H. Nelson, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 656844107	Page 7 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS J.D. Hawkins, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,264
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,264
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,264
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 656844107	Page 8 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS C.K. Garland, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 656844107	Page 9 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Frank J. Hevrdejs
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 259,672
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 259,672
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 259,672
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 656844107	Page 10 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS William C. Oehmig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO/PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 466,978
	8	SHARED VOTING POWER 86,506
	9	SOLE DISPOSITIVE POWER 466,978
	10	SHARED DISPOSITIVE POWER 86,506
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 553,484
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 656844107	Page 11 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS T. Hunter Nelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 124,158
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 124,158
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,158
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 656844107	Page 12 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS John D. Hawkins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO/PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,642
	8	SHARED VOTING POWER 35,264
	9	SOLE DISPOSITIVE POWER 30,642
	10	SHARED DISPOSITIVE POWER 35,264
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,906
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 656844107	Page 13 of 17

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS C. Kevin Garland
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,402
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,402
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,402
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 656844107	Page 14 of 17

Item 1.        Security and Issuer.

This statement on Schedule 13D relates to common shares, no par value (the “Common Shares”), of North American Energy Partners Inc., a Canadian federal corporation (the “Issuer”).  The principal executive office and mailing address of the Issuer is Zone 3, Acheson Industrial Area, 2−53016 Highway 60, Acheson, Alberta, T7X 5A7, Canada.

Item 2.        Identity and Background.

(a) − (c)   This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d−1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i)  Sterling Group Partners I, L.P. (“SGP I LP”), a Delaware limited partnership and the record holder of 0 Common Shares of the Issuer.  The principal business of SGP I LP is the investment in securities, and its principal business address is Nine Greenway Plaza, Suite 2400, Houston, Texas 77046;

(ii)  Sterling Group Partners I GP, L.P. (“SGP I GP”), a Texas limited partnership and the sole general partner of SGP I LP.  The principal business of SGP I GP is to serve as the general partner of, and provide investment advice to, SGP I LP, and its principal business address is Nine Greenway Plaza, Suite 2400, Houston, Texas 77046;

(iii)  F.J. Hevrdejs, L.L.C. (“FJH”), W.C. Oehmig, L.L.C. (“WCO”),  T.H. Nelson, L.L.C. (“THN”), J.D. Hawkins, L.L.C. (“JDH”) and C.K. Garland, L.L.C. (“CKG”), each a Texas limited liability company and a general partner of SGP I GP.  The principal business of each of FJH, WCO, THN, JDH and CKG is to serve as a general partner of SGP I GP, and the principal business address of each company is Nine Greenway Plaza, Suite 2400, Houston, Texas 77046;

(iv)  Frank J. Hevrdejs, William C. Oehmig, T. Hunter Nelson, John D. Hawkins and C. Kevin Garland are the sole members of FJH, WCO, THN, JDH and CKG, respectively, as well as limited partners of SGP I GP. In such capacities, Messrs. Hevrdejs, Oehmig, Nelson, Hawkins and Garland were deemed to have shared voting and investment power over the Common Shares which were deemed to be beneficially owned by SGP I LP, SGP I GP, FJH, WCO, THN, JDH and CKG, but at all times they disclaim such beneficial ownership pursuant to Rule 13d−4 of the Exchange Act.  Each of the above individuals is currently a partner of The Sterling Group, L.P., a Texas−based private equity investment firm.  Messrs. Hawkins and Oehmig are also currently directors of the Issuer.  The principal business address of each of the above individuals is Nine Greenway Plaza, Suite 2400, Houston, Texas 77046.

The persons referred to in paragraphs (i) to (iv) above are collectively referred to as the “Reporting Persons.”

(d) − (e)   None of the Reporting Persons nor, to the best knowledge of such persons, any other person identified in response to this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  All individuals named in response to this Item 2 are citizens of the United States.

The Reporting Persons have entered into a Joint Filing Agreement, dated August 23, 2012, filed as Exhibit I hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d−1(k)(1) of the Exchange Act.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

Pursuant to Rule 13d−4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

Item 3.        Source and Amount of Funds or Other Consideration.

No material change since date of original filing.

Item. 4        Purpose of the Transaction.

Item 4 is amended by adding the following:

On August 20, 2012, SGP I LP distributed all of its 4,626,265 Common Shares in the Issuer to its limited partners and general partner in connection with the termination of the investment term of SGP I LP. SGP I GP received 57,888 Common Shares in the distribution and then distributed those shares to Messrs. Oehmig (14,264 Common Shares), Hawkins (10,188 Common Shares), Hevrdejs (14,264 Common Shares), Nelson (12,226 Common Shares) and Garland (6,946 Common Shares). Also as part of the distribution 131,530 Common Shares were distributed to Oehmig Investments, L.P., an entity controlled by Mr. Oehmig; 20,264 Common Shares were distributed to JDH Investments, L.P., an entity controlled by Mr. Hawkins; 225,408 Common Shares were distributed to Mr. Hevrdejs, 101,897 Common Shares were distributed to Mr. Nelson, a total of 10,013 Common Shares were distributed to three trusts for the benefit of Mr. Nelson’s children and 9,456 Common Shares were distributed to Mr. Garland.

CUSIP No. 656844107	Page 15 of 17

Item. 5        Interest in the Securities of the Issuer.

(a), (b)   The Reporting Persons currently have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, of the following number of Common Shares:

	Sole Voting Power (1)	Shared Voting Power (2)	Sole Dispositive Power (3)	Shared Dispositive Power (4)	Aggregate Amount Beneficially Owned by Reporting Person (5)	Percent of Class Represented by Amount in Column (5) (6)
Sterling Group Partners I, L.P.	0	0	0	0	0	0%
Sterling Group Partners I GP, L.P.	0	0	0	0	0	0%
F.J. Hevrdejs L.L.C.	0	0	0	0	0	0%
W.C. Oehmig, L.L.C.	0	0	0	0	0	0%
T.H. Nelson, L.L.C.	0	0	0	0	0	0%
J.D. Hawkins, L.L.C.	0	20,264	0	20,264	20,264	0.1%
C.K. Garland, L.L.C.	0	0	0	0	0	0%
Frank J. Hevrdejs	0	259,672	0	259,672	259,672	0.7%
William C. Oehmig	466,978	86,506	466,978	86,506	553,484	1.5%
T. Hunter Nelson	124,158	0	124,158	0	124,158	0.3%
John D. Hawkins	30,642	35,264	30,642	35,264	65,906	0.2%
C. Kevin Garland	16,402	0	16,402	0	16,402	Less than 0.1%

(c)  Mr. Oehmig acquired 30,000 Common Shares on June 19, 2012 at an average of US$2.73 per share, 20,000 Common Shares on June 20, 2012 at an average of US$2.67 per share, 10,000 Common Shares on June 21, 2012 at an average of US$2.62 per share, 10,000 Common Shares on June 22, 2012 at an average of US$2.62 per share, 10,000 Common Shares on June 25, 2012 at an average of US$2.50 per share, all in open market transactions through his brokers  Stephens and Raymond James.

Except as set forth in this Schedule 13D, to the best of the knowledge of each of the Reporting Persons, no other Reporting Person has engaged in any transaction during the past 60 days involving Common Shares of the Issuer.

(d)  To the best of the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported on this Schedule 13D.

(e)  The Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Shares on August 20, 2012.

Item. 6        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

SGP I LP is currently party to an Advisory Services Agreement with the Issuer, dated November 28, 2006, filed as Exhibit II hereto, pursuant to which it provides advisory services to the Issuer at no cost in return for access to management and certain information of the Issuer.

Except as otherwise provided herein, there are no contracts, arrangements, understandings, or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item. 7        Materials to be Filed as Exhibits.

Exhibit	Agreement

I.	Joint Filing Agreement, dated August 23, 2012, by and among the Reporting Persons.

II.	Advisory Services Agreement, dated November 28, 2006, by and among Sterling Group Partners I, L.P. and North American Energy Partners, Inc.2

2 Previously filed.

CUSIP No. 656844107	Page 16 of 17

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 23, 2012

STERLING GROUP PARTNERS I, L.P.,

By:	Sterling Group Partners I GP, L.P., as general partner

By:	J.D. Hawkins, L.L.C., as general partner

	By:	/s/ John D. Hawkins
Name: John D. Hawkins
Title: Sole Member

STERLING GROUP PARTNERS I GP, L.P.,

By:	J.D. Hawkins, L.L.C., as general partner

	By:	/s/ John D. Hawkins
Name: John D. Hawkins
Title: Sole Member

F.J. HEVRDEJS, L.L.C.,

By:	/s/ Frank J. Hevrdejs
Name: Frank J. Hevrdejs
Title: Sole Member

W.C. OEHMIG, L.L.C.,

By:	/s/ William C. Oehmig
Name: William C. Oehmig
Title: Sole Member

CUSIP No. 656844107	Page 17 of 17

T.H. NELSON, L.L.C.,

By:	/s/ T. Hunter Nelson
Name: T. Hunter Nelson
Title: Sole Member

J.D. HAWKINS, L.L.C.,

By:	/s/ John D. Hawkins
Name: John D. Hawkins
Title: Sole Member

C.K. GARLAND, L.L.C.,

By:	/s/ C. Kevin Garland
Name: C. Kevin Garland
Title: Sole Member

FRANK J. HEVRDEJS,

/s/ Frank J. Hevrdejs

WILLIAM C. OEHMIG,

/s/ William C. Oehmig

T. HUNTER NELSON,

/s/ T. Hunter Nelson

JOHN D. HAWKINS,

/s/ John D. Hawkins

C. KEVIN GARLAND,

/s/ C. Kevin Garland

EXHIBIT I

JOINT FILING AGREEMENT

In accordance with Rule 13d−1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Shares, no par value, of North American Energy Partners Inc., and that this Agreement may be included as an Exhibit to such joint filing.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of August 23, 2012.

STERLING GROUP PARTNERS I, L.P.,

By:	Sterling Group Partners I GP, L.P., as general partner

By:	J.D. Hawkins, L.L.C., as general partner

	By:	/s/ John D. Hawkins
Name: John D. Hawkins
Title: Sole Member

STERLING GROUP PARTNERS I GP, L.P.,

By:	J.D. Hawkins, L.L.C., as general partner

	By:	/s/ John D. Hawkins
Name: John D. Hawkins
Title: Sole Member

F.J. HEVRDEJS, L.L.C.,

By:	/s/ Frank J. Hevrdejs
Name: Frank J. Hevrdejs
Title: Sole Member

W.C. OEHMIG, L.L.C.,

By:	/s/ William C. Oehmig
Name: William C. Oehmig
Title: Sole Member

T.H. NELSON, L.L.C.,

By:	/s/ T. Hunter Nelson
Name: T. Hunter Nelson
Title: Sole Member

J.D. HAWKINS, L.L.C.,

By:	/s/ John D. Hawkins
Name: John D. Hawkins
Title: Sole Member

C.K. GARLAND, L.L.C.,

By:	/s/ C. Kevin Garland
Name: C. Kevin Garland
Title: Sole Member

FRANK J. HEVRDEJS,

/s/ Frank J. Hevrdejs

WILLIAM C. OEHMIG,

/s/ William C. Oehmig

T. HUNTER NELSON,

/s/ T. Hunter Nelson

JOHN D. HAWKINS,

/s/ John D. Hawkins

C. KEVIN GARLAND,

/s/ C. Kevin Garland